

June 27, 2011

Via Facsimile
Douglas K. Thede
Executive Vice President, Finance and
Chief Financial Officer
Microstrategy, Inc.
1850 Towers Crescent Plaza
Vienna, VA 22182

> **Re:** **Microstrategy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 18, 2011**
> **File No. 000-24435**

Dear Mr. Thede:

We have reviewed your letter dated May 25, 2011 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 20, 2011.

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies

(h) Revenue Recognition, page 66

1. We have reviewed your response to prior comment 4. We reissue part of our previous comment to tell us your price range of renewal rates that represents vendor-specific objective evidence (VSOE) of fair value for post-contract support, including your minimum substantive VSOE rate.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief